Filed by AMR Corporation

Commission File No. 1-8400

Pursuant to Rule 425 Under the Securities Act of 1933

And Deemed Filed Pursuant to Rule 14a-12

Under the Securities Exchange Act of 1934

Subject Company: US Airways Group, Inc.

Commission File No. 001-8444

Jon Snook Senior Vice President – Customer Service American Airlines April 23, 2013 U.S.-Based Agents, Representatives and Planners, I know many of you are curious to learn more about the merger process and how it will affect your workgroups. As we mentioned when the proposed merger was announced, our independent Agents, Reps and Planners will benefit from the gains we expect to be achieved through the merger, which we anticipate will close in the third quarter of this year, subject to the approval of the bankruptcy court, regulatory authorities and the stockholders of US Airways and the satisfaction of other closing conditions. We plan to make adjustments to your wages and benefits once the merger is fully approved and we exit Chapter 11, similar to what will happen under the unionized workgroups’ memorandums of understanding (MOUs). We are asking for your feedback on what those adjustments should look like for our Agents, Reps and Planners. I encourage each of you to participate in a survey that will allow you to consider different scenarios and rank the improvements you prefer. The company will use this information to guide pay and benefit decisions and our discussions with US Airways and the Unsecured Creditors Committee. For our Canadian Agents & Reps, information regarding the merger process will be provided as soon as possible. Although your participation in the survey is completely voluntary, your insight will be helpful in identifying which types of improvements you would value most. The survey is posted here: https://c03.keysurvey.com/survey/107343/27f3/. I know there are still many questions you may have about the merger, and we will provide more information as it becomes available. We hope to announce more information about the seniority integration committee for the Agents and Reps in the coming weeks. I truly appreciate your attention and involvement as we begin to work through this process. In the meantime, thank you again for your continued dedication to serving our customers. Thanks, Jon Snook cc: Canada Agents and Representatives 4333 Amon Carter Blvd., MD 5610 Fort Worth, TX 76155 817-963-1250 Office jon.snook@aa.com

Additional Information and Where To Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. The proposed merger transaction between AMR Corporation (“AMR”) and US Airways Group, Inc. (“US Airways”) will be submitted to the stockholders of US Airways for their consideration. AMR has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4, which includes a preliminary proxy statement of US Airways that also constitutes a prospectus of AMR. US Airways expects to file with the SEC a definitive proxy statement on Schedule 14A, and AMR and US Airways also plan to file other documents with the SEC regarding the proposed transaction. Investors and security holders of US Airways are urged to read the PRELIMINARY proxy statement/prospectus and other relevant documents that will be filed with the SEC (including the definitive proxy statement/PROSPECTUS) carefully and in their entirety when they become available because they contain important information about the proposed transaction. Investors and security holders may obtain free copies of the preliminary proxy statement/prospectus and other documents containing important information about AMR and US Airways (including the definitive proxy statement/prospectus), once such documents are filed with the SEC, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by US Airways, when and if available, can be obtained free of charge on US Airways’ website at www.usairways.com or by directing a written request to US Airways Group, Inc., 111 West Rio Salado Parkway, Tempe, Arizona 85281, Attention: Vice President, Legal Affairs. Copies of the documents filed with the SEC by AMR, when and if available, can be obtained free of charge on AMR’s website at www.aa.com or by directing a written request to AMR Corporation, P.O. Box 619616, MD 5675, Dallas/Fort Worth International Airport, Texas 75261-9616, Attention: Investor Relations or by emailing investor.relations@aa.com. US Airways, AMR and certain of their respective directors, executive officers and certain members of management may be deemed to be participants in the solicitation of proxies from the stockholders of US Airways in connection with the proposed transaction. Information about the directors and executive officers of US Airways is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. Information about the directors and executive officers of AMR is set forth in its Annual Report on Form 10-K/A, which was filed with the SEC on April 16, 2013, and the preliminary proxy statement/prospectus related to the proposed transaction, which was filed with the SEC on April 15, 2013. These documents can be obtained free of charge from the sources indicated above. Other information regarding the participants in the proxy solicitation may also be included in the definitive proxy statement/prospectus and other relevant materials when and if filed with the SEC in connection with the proposed transaction. Cautionary Statement Regarding Forward-Looking Statements This document includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may be identified by words such as “may,” “will,” “expect,” “intend,” “anticipate,” “believe,” “estimate,” “plan,” “project,” “could,” “should,” “would,” “continue,” “seek,” “target,” “guidance,” “outlook,” “forecast” and other similar words. These forward-looking statements are based on AMR’s and US Airways’ current objectives, beliefs and expectations, and they are subject to significant risks and uncertainties that may cause actual results and financial position and timing of certain events to differ materially from the information in the forward-looking statements. The following factors, among others, could cause actual results and financial position and timing of certain events to differ materially from those described in the forward-looking statements: failure of a proposed transaction to be implemented; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of US Airways and AMR generally, including those set forth in the filings of 4333 Amon Carter Blvd., MD 5610 [GRAPHIC APPEARS HERE] Fort Worth, TX 76155 817-963-1250 Office jon.snook@aa.com

US Airways and AMR with the SEC, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings, including the registration statement and the proxy statement/prospectus related to the proposed transaction. Any forward-looking statements speak only as of the date hereof or as of the dates indicated in the statements. Neither AMR nor US Airways assumes any obligation to publicly update or supplement any forward-looking statement to reflect actual results, changes in assumptions or changes in other factors affecting these forward-looking statements except as required by law. 4333 Amon Carter Blvd., MD 5610 Fort Worth, TX 76155 817-963-1250 Office jon.snook@aa.com